Exhibit 99.1

September 22, 2014

Press release

Oyu Tolgoi finalizes underground feasibility study

VANCOUVER, CANADA – Turquoise Hill Resources today announced that the 2014 Oyu Tolgoi Feasibility Study (the “Feasibility Study”) has been finalized and presented to the board of directors of Oyu Tolgoi LLC. The Feasibility Study includes analysis of two production cases – the 2014 Reserve Case and the 2014 Life of Mine (LOM) Case.

The 2014 Reserve Case includes mineral reserves from the Southern Oyu Tolgoi open pit and the Hugo North Lift 1 block cave. The LOM Case reflects the development flexibility that exists with respect to later phases of the Oyu Tolgoi deposits (Heruga, Hugo South, and the second lift of Hugo North), which will require separate development decisions in the future based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the Oyu Tolgoi Project (the “Project”). Accordingly, the 2014 LOM Case is effectively a preliminary economic assessment under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and therefore does not have as high a level of certainty as the 2014 Reserve Case. The 2014 LOM Case is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2014 LOM Case will be realized.

In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved. Further underground development is subject to resolution of shareholder issues, approval of the Feasibility Study by Oyu Tolgoi’s shareholders and the Mongolian Minerals Council, agreement of a comprehensive funding plan including project finance, and receipt of all necessary permits.

An updated NI 43-101 compliant independent technical report relating to the Project, prepared by OreWin Pty Ltd, will be filed by Turquoise Hill within 45 days of this announcement. The technical report will update the Project’s mineral resources and mineral reserves and will be available under Turquoise Hill’s profile on SEDAR at www.sedar.com. Highlights of the technical report to be filed, based on data contained in the Feasibility Study, are as follows:

•	An updated mineral resource model and estimate for the Hugo North deposit. The updated mineral resource estimate is similar to and confirms the previous estimates contained in the Oyu Tolgoi Technical Report dated as of March 25, 2013 (the “2013 OT Technical Report”). Mineral resource models for the other Oyu Tolgoi deposits have remained the same.

•	Updated mineral reserve estimates are broadly in line with previous estimates. The open pit allows for depletion from 2013 and modified underground dilution and mining loss assumptions resulting in lower grades and mining recovery.

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•	Underground ore handling will be conveyed to surface via decline, which opens the Project to additional production flexibility and future optionality. The new mine plan will make use of the existing shafts and the planned shafts that were defined in the 2013 OT Technical Report.

•	The reduced Project NPV was the result of delay (NPV8% US$0.8 billion) and a reduction due to more cautious cave performance assumptions, which led to a reduction in recovered metal and a slowing of ramp-up of the cave (NPV8% US$1.5 billion).

•	Underground block cave mine production remains at 95,000 tonnes per day.

•	The plant rate for both cases is the current nominal 100,000 tonnes per day.

•	Expansion capital of US$4.9 billion for the underground project, which is in line with the US$5.1 billion estimate contained in the 2013 OT Technical Report (excludes US$0.5 billion of capital spent in 2013 and 2014).

2014 Reserve Case Summary Production and Financial Results

Description	Units	2014 Reserve Case Mineral Reserves
Total Processed	Bt	1.5
Cu Grade	%	0.85
Au Grade	g/t	0.32
Ag Grade	g/t	1.94
Copper Recoverable	Billion lb	24.9
Gold Recoverable	Moz	11.9
Silver Recoverable	Moz	78.0
Life	Years	41
Expansion Capital	US$B	4.9
NPV (8%) After Tax	US$B	7.43
IRR After Tax	%	29%
Payback Period	Years	9

Notes:

•	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground costs are based on $15.34/t.

•	For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes low grade Indicated mineral resources and Inferred mineral resources, which has been assigned a zero grade and treated as dilution. The Southern Oyu Tolgoi open pit mineral reserve is the mineral reserve in the pit at January 1, 2014. It does not include stockpiles.

•	Only Measured mineral resources were used to report Proven mineral reserves and only Indicated mineral resources were used to report Probable mineral reserves.

•	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.

•	The mineral reserves reported above are not additive to the mineral resources.

•	Economic analysis has been calculated from the start of 2015 and exclude 2014. Costs are shown are real costs not nominal costs. Expansion capital includes only direct project costs and does not include non-cash shareholder interest, management fees, tax pre-payments, forex adjustments, T Bill purchases or exploration phase expenditure.

2014 LOM Case Summary Production and Financial Results

Description	Units	2014 LOM Case
Total Processed	Bt	3.5
Cu Grade	%	0.83
Au Grade	g/t	0.32
Ag Grade	g/t	2.08
Copper Recoverable	Billion lb	56.5
Gold Recoverable	Moz	27.9
Silver Recoverable	Moz	195.2
Life	Years	94
NPV (8%) After Tax	US$B	8.6
IRR After Tax	%	28%
Payback Period	Years	9

Notes:

•	The 2014 LOM Case reflects the development flexibility that exists with respect to later phases of the Oyu Tolgoi deposits (Heruga, Hugo South and the second lift of Hugo North), which will require separate development decisions in the future based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the Project. Accordingly, the 2014 LOM Case is effectively a preliminary economic assessment under NI 43-101.

•	Insofar as the 2014 LOM Case includes an economic analysis that is based, in part, on Inferred Mineral Resources, the 2014 LOM Case does not have as high a level of certainty as the 2014 Reserve Case. The 2014 LOM Case is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2014 LOM Case will be realized.

•	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

•	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs are based on $15.34/t.

•	For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes low grade Indicated mineral resources and Inferred mineral resources, which have been assigned a zero grade and treated as dilution.

•	Economic analysis has been calculated from the start of 2015 and excludes 2014. Costs are shown are real costs not nominal costs. Expansion capital includes only direct project costs and does not include non-cash shareholder interest, management fees, tax pre-payments, forex adjustments, T Bill purchases or exploration phase expenditure.

2014 Mineral Reserves

Deposit	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Copper (Mlb)	Gold (koz)	Silver (koz)
Southern Oyu Tolgoi
Proven	410	0.54	0.42	1.38	3,829	3,952	13,768
Probable	621	0.40	0.24	1.13	4,363	3,233	17,122
Mineral Reserve (Proven + Probable)	1,031	0.45	0.31	1.23	8,192	7,186	30,890

Hugo Dummett
Probable (Hugo North – OT LLC)	464	1.66	0.34	3.37	15,592	4,199	43,479
Probable (Hugo North – EJV Shivee Tolgoi)	35	1.59	0.55	3.72	1,121	519	3,591
Mineral Reserve (Probable) (All Hugo North)	499	1.66	0.35	3.40	16,713	4,717	47,070

Oyu Tolgoi Project Mineral Reserve
Proven	410	0.54	0.42	1.38	3,829	3,952	13,768
Probable	1,120	0.96	0.29	2.14	21,075	7,951	64,192
Mineral Reserve (Proven + Probable)	1,530	0.85	0.32	1.94	24,905	11,903	77,960

Notes:

•	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

•	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs are based on $15.34/t.

•	For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes low grade Indicated mineral resources and Inferred mineral resources, which have been assigned a zero grade and treated as dilution.

•	The Southern Oyu Tolgoi open pit mineral reserve is the mineral reserve in the pit at January 1, 2014. It does not include stockpiles.

•	Only Measured mineral resources were used to report Proven mineral reserves and only Indicated mineral resources were used to report Probable mineral reserves.

•	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.

•	The mineral reserves reported above are not additive to the mineral resources.

Hugo North Mineral Reserve Comparison 2013/2014		Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
						Copper (M lb)	Gold (koz)	Silver (koz)
2014 OTTR Probable	OT LLC	464	1.66	0.34	3.37	15,592	4,199	43,479
	EJV Shivee Tolgoi	35	1.59	0.55	3.72	1,121	519	3,591

	All Hugo North	499	1.66	0.35	3.40	16,713	4,717	47,070

2013 OTTR Probable	OT LLC	460	1.80	0.37	3.74	16,759	4,602	47,647
	EJV Shivee Tolgoi	31	1.73	0.62	3.74	1,090	521	3,229

	All Hugo North	491	1.80	0.39	3.74	17,849	5,123	50,877

Difference	OT LLC	5	-0.14	-0.04	-0.36	-1,167	-404	-4,168
	EJV Shivee Tolgoi	4	-0.14	-0.07	-0.02	31	-2	361

	All Hugo North	8	-0.14	-0.04	-0.34	-1,136	-406	-3,807

% Difference	OT LLC	1.0%	-8.0%	-9.6%	-9.7%	-7.0%	-8.8%	-8.7%
	EJV Shivee Tolgoi	11.7%	-8.1%	-11.3%	-0.6%	2.8%	-0.4%	11.2%

	All Hugo North	1.7%	-8.0%	-9.4%	-9.1%	-6.4%	-7.9%	-7.5%

Notes:

•	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

•	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs are based on $15.34/t.

•	For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes low grade Indicated mineral resources and Inferred mineral resources, which has been assigned a zero grade and treated as dilution.

•	Only Measured mineral resources were used to report Proven mineral reserves and only Indicated mineral resources were used to report Probable mineral reserves.

•	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.

•	The mineral reserves reported above are not additive to the mineral resources.

Disclosure of a scientific or technical nature in this press release was prepared under the supervision of the following persons: Bernard Peters, B. Eng. (Mining), FAusIMM, employed by OreWin Pty Ltd (OreWin) as Technical Director – Mining, and Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), employed by OreWin as Technical Director – Geology, both of whom are “qualified persons” for the purposes of NI 43-101.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper- gold and coal mines in Mongolia. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 56% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878) and is in the process of divesting a majority of its stake.

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement, project development costs, operating budgets, the payment of taxes and taxation matters, management fees and governance and the existence or filing of legal proceedings against the Company and its officers and directors. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the approval of the underground feasibility study for the Oyu Tolgoi Project by Oyu Tolgoi’s shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the Feasibility Study and in the updated technical report to be filed; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolian can be resolved and a new timetable agreed. These delays can impact project economics.

This press release contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained therein are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in the Company’s MD&A filed on SEDAR and EDGAR.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 26, 2014 in respect of the year ended December 31, 2013 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements herein are made as of the date hereof and Turquoise Hill does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained herein are expressly qualified by the cautionary statement.